(Translation)

File No. 82-34816
October 17, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period Ending March 31, 2007 of the Company's Subsidiary (SEGATOYS CO., LTD.)

Notice is hereby given that the forecasts of operating results of SEGATOYS CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007), as given at the time of publication of the "Notice of the Forecasts of Consolidated Operating Results for the Year Ending March 31, 2007" on July 25, 2006, are adjusted as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

dw 11/17

(Translation)

October 17, 2006

Dear Sirs,

Name of Company: SEGATOYS CO., LTD.
Name of Representative: Isao Kokubun, President and Representative Director
(JASDAQ, Code No. 7842)
Further Inquiry: Yoshiharu Yamashige, Director and General Manager, Financing & Accounting Dept.
(TEL: 03-5822-6222)

Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period of the Year Ending March 31, 2007

Notice is hereby given that the forecasts of operating results of SEGATOYS CO., LTD. (the "Company") for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007), as given at the time of publication of the "Notice of the Forecasts of Consolidated Operating Results for the Year Ending March 31, 2007" on July 25, 2006, are adjusted as described below:

1. Adjustment to the forecast of the consolidated operating results for the year ending March 31, 2007

(1) Interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	7,030	250	150
Adjusted forecast (B)	7,821	262	141
Amount of increase or decrease (B-A)	791	12	(-) 9
Rate of increase or decrease	11.3%	4.8%	(-) 6.4%
(For reference) Operating results for the previous interim period (from April 1, 2005 to September 30, 2005)	-	-	-

(2) Reasons for the adjustment:

Net sales are expected to amount to ¥7,821 million, an increase of ¥791 million over the previous forecast, due to strong sales of edutainment-related "Beena" series, NEW content business-related "Anpanman" series and family entertainment-related "Brain Age/Brain Stress Scale Atama-Scan", as well as continued favorable sales of "idog" and "Play TV" overseas since the previous year.

Ordinary income is expected to amount to ¥262 million, an increase of ¥12 million over the previous forecast, due to an increase in overseas OEM sales, which have lower gross margins.

Net income is expected to amount to ¥141 million, a decrease of ¥9 million from the previous forecast, due to the higher effective tax rate than initially projected.

(3) Whole-year period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

For the second half of the year ending March 31, 2007, sales are expected to continue to trend favorably. However, the Company will not adjust the previous forecasts of operating results for the whole-year period as there still remain a lot of uncertain factors.

<For reference> The forecast of consolidated operating results for the whole-year period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

(million yen)

	Net Sales	Ordinary Income	Net Income
Whole-year period (from April 1, 2006 to March 31, 2007)	17,080	1,400	840
(For reference) Operating results for the previous year (from April 1, 2005 to March 31, 2006)	-	-	-

2. Adjustment to the forecast of the non-consolidated operating results for the year ending March 31, 2007

(1) Interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	7,000	250	150
Adjusted forecast (B)	7,785	270	147
Amount of increase or decrease (B-A)	785	20	(-) 3

	Net Sales	Ordinary Income	Net Income
Rate of increase or decrease	11.2%	8.0%	(-) 2.0%
(For reference) Operating results for the previous interim period (from April 1, 2005 to September 30, 2005)	6,349	292	172

(2) Reasons for the adjustment:

The reasons for the consolidated operating results for the interim period of the year ending March 31, 2007 apply similarly.

(3) Whole-year period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

For the second half of the year ending March 31, 2007, sales are expected to continue to trend favorably. However, the Company will not adjust the previous forecasts of operating results for the whole-year period as there still remain a lot of uncertain factors.

<For reference> The forecast of non-consolidated operating results for the whole-year period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

(million yen)

	Net Sales	Ordinary Income	Net Income
Whole-year period (from April 1, 2006 to March 31, 2007)	17,000	1,400	840
(For reference) Operating results for the previous year (from April 1, 2005 to March 31, 2006)	14,400	1,019	637

[Notice on the forecast of operating results]

The projected figures in the forecasts of operating results described herein are calculated based on the information available to management as of the date hereof and contain various uncertain factors. Actual results may differ from the projected figures for a variety of factors in the future.

- END -

(Translation)

File No. 82-34816
October 17, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Invalidation Decision by the Japanese Patent Office

Notice is hereby given that with regard to the action of infringement of patent rights filed against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), by Aruze Corp. ("Aruze"), Sammy received the delivery of a decision invalidating one patent right held by Aruze (dated October 4, 2006) from the Japanese Patent Office on October 17, 2006, as described below:

Description

1. Content of the invalidation decision:

The patents for inventions as defined in claims 1 through 5 of Patent No. 3708056 held by Aruze shall be invalidated.

2. Related action for damages for infringement of the patent rights:

With regard to Sammy's drum-rotating game machines (or pachislot machines), Aruze has filed an action for damages based on Patent No. 3069092 and Patent No. 3708056.

Related product (Model)	Date of action filed	Current status
Hokuto-no-Ken	December 27, 2005	On trial at the Tokyo District Court (Amount of damages claimed: ¥21,000,000,000)

3. Background:

(1)	December 27, 2005:	Aruze filed the action for damages.
(2)	March 1, 2006:	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent (Patent No. 3708056).
(3)	March 27, 2006:	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent (Patent No. 3069092).
(4)	October 17, 2006:	The Japanese Patent Office delivered a decision invalidating Patent No. 3708056.

4. Future prospects

As described in paragraph 2 above, the action related with the patent rights are currently on trial at the Tokyo District Court. The Company believes that the decision invalidating the patent right by the Japanese Patent Office will properly be reflected in the action. The result of the action will be publicized as soon as it becomes available.

- END -

(Translation)

File No. 82-34816

October 26, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Year Ending March 31, 2007 of the Company's Subsidiary (TMS Entertainment Co., Ltd.)

Notice is hereby given that TMS Entertainment Co., Ltd.,.a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007), which was given at the time of publication of its financial statements on May 10, 2006, as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

(Translation)

October 26, 2006

Dear Sirs,

Name of Company: TMS Entertainment Co., Ltd.

Name of Representative: Masanori Koga, President and Representative Director

(Code No. 3585, Nagoya Stock Exchange 2nd section)

Further Inquiry: Yukimasa Ukai, *Riji* and General Manager, Account and Finance Department (TEL: 03-5325-9111)

Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Year Ending March 31, 2007

TMS Entertainment Co., Ltd. (the "Company") has made adjustment to the forecasts of operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007), which was given at the time of publication of its financial statements on May 10, 2006, as described below:

1. Adjustment to the forecast of the consolidated operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	6,755	663	350
Adjusted forecast (B)	6,589	702	595
Amount of increase or decrease (B-A)	(-) 166	39	244
Rate of increase or decrease	(-) 2.5%	5.9%	69.8%
(For reference) Operating results for the interim period of the year ended March 31, 2006	7,294	794	466

2. Adjustment to the forecast of the non-consolidated operating results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	6,574	660	358
Adjusted forecast (B)	6,373	688	592
Amount of increase or decrease (B-A)	(-) 200	28	234
Rate of increase or decrease	(-) 3.1%	4.3%	65.4%
(For reference) Operating results for the interim period of the year ended March 31, 2006	6,385	715	420

3. Reasons for the adjustment to the forecasts of operating results:

The Company, at the meeting of its Board of Directors held today, determined to sell the land and building of its amusement facilities (AG Square in Tokushima). Consequently, with regard to the loss on impairment of fixed assets recorded for the current and previous fiscal years relating to the land and building, income tax expenses were decreased based on tax effect accounting during the interim period of the current fiscal year and the final net income for the interim period is expected to exceed the previous forecast. Hence, the Company intends to make adjustment to the forecasts for operating results for the interim period as described above.

The Company will not make adjustment to the forecasts of operating results for the whole-year period publicized on May 10, 2006.

Note: The above projected figures are calculated based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -